SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

CONSOLIDATED SYNTHETIC VOTING MAP FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING CONVENED FOR APRIL 15, 2019, AT 9:00 A.M.

GAFISA S.A. (B3: GFSA3; OTC: GFASY), (“Gafisa” or “Company”) pursuant to CVM Instruction No. 481/09, releases its summary voting map consolidating the voting instructions sent by the shareholders through the custodian agents, bookkeeping agent or directly to the Company, resulting in the map enclosed hereto.

The Company informs that its capital stock is currently composed of 43,357,589 common shares and the Extraordinary General Meeting will be held on April 15, 2019 at 09:00 am at the Company's headquarters located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19th floor.

São Paulo, April 11, 2019.

GAFISA S.A.

Roberto Luz Portella

Chief Executive, Financial and Investor Relations Officer

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

SUMMARY VOTING MAP FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING CONVENED FOR APRIL 15, 2019, AT 9:00 A.M.

Description of Resolution	Vote	Number of Shares
1. To suspend the exercise of shareholder rights of GWI Asset Management S.A. and the other members of the GWI Group, pursuant to article 120 of Law 6,404, dated December 15, 1976, as amended (“Brazilian Corporation Law”) in violation of the obligation imposed by the Company’s Bylaws.	Approve	2,489,437
	Rejection	-
	Abstention	-

2. Authorize the Board of Directors to hire a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish publicprivate partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs).

	Approve	1,338,031
	Rejection	1,151,406
	Abstention	-
3. To establish in 7 the number of members that will compose the Board of Directors pursuant to article 15 of Company´s By-Laws.	Approve	2,180,937
	Rejection	308,500
	Abstention	-
4. Do you want to request the adoption of the cumulative voting for the election of the board of directors, pursuant to art. 141 of Law 6,404 of 1976?	Approve	1,619,298
	Rejection	71,357
	Abstention	798782

GAFISA S.A.
Description of Resolution	Vote	Number of Shares
5. Indication of all names that are in the slate - Chapa apresentada pela administração da Companhia.	Approve	2,180,937
	Rejection	308,500
	Abstention	-
6. If one of the candidates that compose the chosen slate fails to integrate it, can the votes corresponding to your shares continue to be directed to the chosen slate?	Yes	1,619,298
	No	870.139
	Abstention	-
7. In case of adoption of the cumulative voting, the votes corresponding to your shares should be distributed in equal percentages by the members of the slate you have chosen?	Approve	1,619,298
	Rejection	-
	Abstention	870,139
8. Visualization of all the candidates that compose the slate to indicate the % (percentage) of the votes to be assigned.	Augusto Marques da Cruz Filho	231,235.75 (14.28%)
	Demian Fiocca	231,235.75 (14.28%)
	André de Almeida Rodrigues	231,235.75 (14.28%)
	Nelson Sequeiros Rodrigues Tanure	231,235.75 (14.28%)
	Roberto Portella	231,235.75 (14.28%)
	Antonio Carlos Romanoski	231,235.75 (14.28%)
	Thomas Reicheheim	231,235.75 (14.28%)

GAFISA S.A.

Description of Resolution	Vote	Number of Shares
9. To update the caput of article 5 of Gafisa’s Bylaws to reflect the cancellations of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019, with the Company having 43,357,589 (forty-three million, three hundred and fifty-seven thousand, five hundred and eighty-nine) common shares, all nominative, book-entry, with no par value.	Approve	2,180,937
	Rejection	308,500
	Abstention	-
10. To increase the value of the Company’s authorized capital, from the current 71,031,876(seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of Gafisa.	Approve	2,434,153
	Rejection	55,284
	Abstention	-
11. To authorize the Board of Directors to approve the issuance of new shares up to the limit of authorized capital and to evaluate the best alternatives for raising funds through the issuance of securities convertible or non-convertible into shares to meet the Strategic Plan to be prepared, which will give Gafisa the well-deserved prominent role in the real estate sector, for which it has always been a reference, acting as a large Corporation.	Approve	2,489,437
	Rejection	-
	Abstention	-
12. In line with the Material Fact of November 26, 2018, ratify the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1.	Approve	2,428,226
	Rejection	61,211
	Abstention	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 11, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer